EXHIBIT 99.2

NOTICE TO MEMBERS

NOTICE is hereby given that the Fifty Seventh ANNUAL GENERAL MEETING of WIPRO LIMITED will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore on July 17, 2003 at 4.30 p.m., to transact the following business :

ORDINARY BUSINESS

1.	Receive, consider and adopt the audited Balance Sheet as at March 31, 2003 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.	Declare final dividend on equity shares.

3.	Appoint a Director in place of Dr. Jagdish N. Sheth, who retires by rotation and being eligible, offers himself for re-appointment.

4.	Appoint a Director in place of Mr. P.M. Sinha who retires by rotation and being eligible, offers himself for re-appointment.

5.	Appoint M/s. N.M. Raiji & Co. as Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and fix their remuneration.

SPECIAL BUSINESS

6.	Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION :

RESOLVED THAT pursuant to the resolutions passed under the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the reappointment of Mr. Azim H. Premji, as Chairman and Managing Director of the Company with effect from December 31, 2002 until December 30, 2004 as well as the payment of salary, commission and perquisites (hereinafter referred to as “remuneration”), as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for the each year as provided under Section 309 of the Companies Act, 1956 be and is hereby approved.

7.	Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTIONS :

RESOLVED THAT pursuant to the resolutions passed under Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 at the Annual General Meeting of the Company held on July 29, 1999, the terms and conditions of the remuneration payable to Mr. Vivek Paul, Vice Chairman and Chief Executive Officer of the Company’s Technologies Business with effect from February 1, 2003 be partially revised as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for each year as provided under Section 309 of the Companies Act, 1956 be and is hereby approved.

RESOLVED FURTHER THAT all other terms and conditions of his appointment including commission and perquisites as decided by the Board at their earlier meetings continues to be payable to Mr. Vivek Paul, Vice Chairman without any change whatsoever.

8.	Consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL RESOLUTIONS :

RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions of the Companies Act, 1956, the Memorandum and Articles of the Company, Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993 and the guidelines issued by Securities and Exchange Board of India on Employee Stock Option Plans and subject to the approval, consent, permission and/or sanction if any of the appropriate authorities/institution or bodies as may be necessary and subject to such conditions as may be prescribed by any of them in grant any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as the “Board” which term shall be deemed to include any Committee thereof) be and are hereby authorized on behalf of the Company to issue, offer and allot to any one or more or all of the permanent employees of the Company (including executive and non-executive Directors but excluding the promoter Directors) equity shares and/or any securities convertible into equity shares at the option of the Company and/or holder of the securities linked to equity shares through American Depository Receipts (ADRs) and/or Global Depository Receipts (GDRs) and/or any other instruments or securities (hereinafter referred to as “securities”) subscribed to in foreign currency(ies), by the said persons identified above pursuant to an ADS Employee Stock Option Plan 2003 which is linked to ADRs/GDRs/Securities, and which upon conversion of the options could give rise to the issue of securities upto 1,500,000 (One and half million) underlying equity shares at an exercise price equal to or less than fair market value as may be decided by the Administrator at the time of grant of options on the terms and conditions as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board of Directors be and are hereby also authorised on behalf of the Company to issue, offer and allot to anyone or more or all of the permanent employees of the subsidiary companies whether in India or overseas (including executive and non- executive Directors of such subsidiary companies but excluding Promoter Directors) such number of underlying equity shares and/or securities convertible into equity shares at the option of the Company and/or holder of the securities linked to equity shares through American Depository Receipts (ADRs) and/or Global Depository Receipts (GDRs) and/or any other instruments or securities (hereinafter referred to as “securities”) subscribed to in foreign currency(ies), by the said persons identified above pursuant to an ADS Employee Stock Option Plan 2003 which is linked to ADRs/GDRs/Securities, and which upon conversion of the options could give rise to the issue of securities within the overall limit of upto 1,500,000 (One and half million) underlying equity shares referred to above, at an exercise price equal to or less than fair market value as may be decided by the Administrator at the time of grant of options.

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to determine all other terms and conditions of the issue of the said Options and to take all such actions as the Board may in its absolute discretion determine.

RESOLVED FURTHER THAT the Company and/or any agency or body authorized by the Company may issue depository receipts representing the underlying equity shares or other Securities issued by the Company in registered form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the international practices and regulations, and under the forms and practices prevalent in the international markets including filing any statement and any amendment thereto with the United States Securities and Exchange Commission (“SEC”) and/or such other relevant regulatory authority as may be necessary.

RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any option or as may be necessary in accordance with the terms of the offering, all such shares ranking pari passu with the equity shares of the Company in all respects excepting such right as to dividend as may be provided in the Statement filed referred to above and as amended from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of equity shares or Securities or instruments or instruments or Securities representing the same as described above, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its/their absolute discretion deem necessary or desirable for such purpose, including without limitation, filing necessary documents/statements with the Securities and Exchange Commission or such other regulatory authority as may be necessary for listing the Securities on the New York Stock Exchange or NASDAQ National Market or such other international stock exchange and entering into of depository arrangements in regard to any such issue or allotment, as it may in its/their absolute discretion deem fit.

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities or of options giving rise to shares/securities upon exercise and utilization of the issue proceeds as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of these resolutions.

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to delegate all or any of the powers herein conferred to any committee of the Directors or Chief Executive Officer or any Executive Director or Directors or any other officer or officers of the Company to give effect to the aforesaid resolutions.

By Order of the Board of Directors

Satish Menon

Corporate Vice President-Legal & Company Secretary

Registered Office :
Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : April 17, 2003

NOTES :

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF. A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE MEETING.

2.	A bio-data of the Directors proposed to be re-appointed at Serial Numbers 3, 4 and 6 of the ordinary business are enclosed as Annexure A to the Notice.

3.	Explanatory statement as required by Section 173(2) of the Companies Act, 1956 is enclosed as Annexure B to the Notice.

4.	Only bonafide members of the Company whose names appear on the Register of members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members from attending the meeting.

5.	Members are requested to bring their copies of Annual Report to the Meeting as the same will not be circulated at the meeting.

6.	The dividend declared at the Annual General Meeting will be paid to those members whose names are on the Register of Members of the Company as on July 3, 2003 i.e. the date on which the Register of Members of Company closes under Section 154 of the Companies Act, 1956.

7.	As usual, to facilitate the shareholders to reach the venue of the meeting, the Company would be arranging transport from four specified destinations at 3.15 p.m. on July 17, 2003 :

a.	St. Marks Road, Bangalore (opposite to Koshys Restaurant).

b.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore.

c.	At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore.

d.	BDA Complex, Koramangala Main Road, Bangalore.

Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers : 080-8440011 (Extn.6183) and 080-8440078. (Contact : G. Kothandaraman). Alternatively, you may also send your requests by fax at 080-8440051. Your requests must reach us latest by July 14, 2003.

ANNEXURE A TO THE NOTICE DATED APRIL 17, 2003

The relevant information relating to the Directors who would be reappointed at the ensuing Annual General Meeting to be held on July 17, 2003 are given below :

Dr. Jagdish N. Sheth

Dr. Sheth (64) has served as our Director since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth has also been a director of Norstan, Inc. since September 1995, and of Pac West Telecomm since July 1999. Dr. Sheth is also on the Boards of Cryo-Cell International Inc. and Shasun Chemicals & Drugs Limited. Dr. Sheth holds a B. Commerce from Madras University, an M.B.A. and a Ph.D. in Behavioral Sciences from the University of Pittsburgh.

Dr. Sheth is the Charles H. Kellstadt Professor of Marketing in the Goizueta Business School and the founder of the Center for Relationship Marketing (CRM) at Emory University. Prior to his present position, he was at the University of Southern California (7 years) and the founder of the Center for Telecommunications Management (CTM); at the University of Illinois (15 years) and on the faculty of Columbia University (5 years) as well as the Massachusetts Institute of Technology (2 years). Dr. Sheth is nationally and internationally known for his scholarly contribution in Marketing, Customer Satisfaction, Global Competition and Strategic Thinking.

Dr. Sheth has worked for numerous industries and companies in the United States, Europe and Asia, both as an Adviser and as a Seminar Leader. His Clients include AT&T, BellSouth, Cox Communications, Delta, Ernst & Young, Ford, GE, Lucent Technologies, Motorola, Nortel, Pillsbury, Sprint, Square D, 3M, Whirlpool and many more. In 1989, Dr. Sheth was given the Outstanding Marketing Educator Award by the Academy of Marketing Science. In 1991 and again in 1999, he was given the Outstanding Educator Award by the Sales and Marketing Executives International (SMEI). Dr. Sheth was also awarded the P.D. Converse Award for his outstanding contributions to theory in marketing in 1992 by the American Marketing Association. In 1996, Dr. Sheth was selected as the Distinguished Fellow of the Academy of Marketing Science. In 1997, Dr. Sheth was awarded the Distinguished Fellow award from the International Engineering Consortium. Dr. Sheth is also a Fellow of the American Psychological Association (APA).

Mr. Priya Mohan Sinha

Priya Mohan Sinha (63) became a Director of our Company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Lafarge India and Azim Premji Foundation Pvt. Ltd. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.

Mr. Azim H. Premji

Azim H. Premji (57) has been our Chairman of the Board and Managing Director since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University. The details of remuneration payable to Mr. Azim H. Premji are given in the explanatory statement provided along with the Notice.

ANNEXURE B TO THE NOTICE DATED APRIL 17, 2003

EXPLANATORY STATEMENT AS REQUIRED BY SECTION 173(2) OF THE COMPANIES ACT, 1956

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out all the material facts relating to the items of Special Business at Item Nos. 6, 7 and 8 of the Notice dated April 17, 2003 and the same should be taken as forming part of the Notice.

ITEM NO. 6

Mr. Azim H. Premji, was re-appointed as Chairman and Managing Director of the Company effective December 31, 2002 by the Board of Directors of the Company until December 30, 2004 subject to the approval of the members of the Company. The terms and conditions of the remuneration payable to Mr. Azim H. Premji, Chairman and Managing Director during the tenure of his appointment was determined by the Board of Directors vide circular resolution passed on December 6, 2002 as detailed below :

i.	Salary : Rs. 1,75,000 per month which is eligible for revision on December 30, 2003.

ii.	Commission : Equivalent to 0.1% of the net profits of the Company calculated and payable on the quarterly net profits of the Company payable on a quarterly basis effective 2002-03 and subsequent financial years which is eligible for revision on December 30, 2003. The commission payable to the Chairman and Managing Director on a quarterly basis shall be recomputed based on the net profits of the Company for the full year 2002-03 and subsequent financial years.

iii.	Perquisites : The Chairman and Managing Director shall be entitled to all the perquisites listed hereinbelow in addition to the salary and commission mentioned above;

a.	Housing : The Company shall provide rent free furnished residential accommodation, with free gas, electricity and water as per Company policy. In case no accommodation is provided by the Company, the Chairman and Managing Director shall be entitled to such house rent allowance as may be decided by the Board of Directors from time to time subject however to a limit of 60% of his salary. The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income Tax Rules, 1962.

b.	Medical Reimbursement : Reimbursement of medical expenses incurred, including premium paid on health insurance policies, whether in India or abroad, for self and family including hospitalisation, surgical charges, nursing charges and domiciliary charges for self and for family.

c.	Leave Travel Concession : For self and family every year incurred in accordance with the rules of the Company applicable to its senior managers.

d.	Club Fees : Fees of clubs, subject to a maximum of three clubs.

e.	Personal Accident Insurance/Group Life Insurance : Premium not to exceed Rs. 7,200 per annum.

f.	Provident Fund/Pension : Contribution to Provident Fund and Pension Fund to the extent such contributions, either singly or put together are not taxable under the Income Tax Act, 1961. Contribution to Pension Fund will be paid on basic salary and commission.

g.	Gratuity : Gratuity payable shall be in accordance with the provisions of the Payment of Gratuity Act.

h.	Use of Car with Driver : The Company shall provide the Chairman and Managing Director a car with driver for business and personal use.

i.	Telephone Facility at Residence : Telephone facility shall be provided at the Chairman and Managing Director’s residence. All personal long distance calls shall be billed by the Company to the Chairman and Managing Director.

j.	Servant : Reimbursement of servant’s salary, subject to a maximum of three servants.

k.	Watchman : Reimbursement of watchman’s salary, subject to a maximum of two watchmen.

l.	Gardener : Reimbursement of gardener’s salary, subject to a maximum of one gardener.

m.	Interest Subsidy on Housing Loan : Reimbursement of interest in respect of a housing loan as per the policy applicable to employees of the Company.

iv.	Other Terms and Conditions :

a.	In the event of absence or inadequacy of profits in any financial year during the tenure of the Chairman and Managing Director, salary and perquisites subject to the limits stipulated under Schedule XIII of the Companies Act, 1956, is payable.

b.	“Family” means the spouse, dependent children and dependent parents of Mr. Azim H. Premji.

c.	Leave with full pay and allowances shall be allowed as per the Company’s rules.

d.	Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

e.	No sitting fees shall be paid to the Chairman and Managing Director for attending the meetings of the Board of Directors or Committees thereof.

f.	The Chairman and Managing Director shall not be liable to retire by rotation.

This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr. Azim H. Premji, Chairman and Managing Director is concerned and interested in this resolution.

The Board of Directors recommends the passing of the proposed resolution.

ITEM NO. 7

The partial revision in terms and conditions of the remuneration payable to Mr. Vivek Paul, Vice Chairman and Chief Executive Officer of Company’s Technologies Business during the tenure of his appointment was determined by the Board of Directors vide circular resolution passed on February 1, 2003 as detailed below :

a.	Base Salary : From USD 400,000 to USD 460,000 per annum as Base salary effective February 1, 2003, which is eligible for revision from time to time.

b.	Commission & Perquisites : No change to the terms of payment of commission and provision of perquisites.

c.	Other Benefits : In addition to the base salary, perquisites and performance linked compensation, the Vice Chairman shall be entitled to following benefits upto a maximum ceiling at 18% of the Base salary.

i.	Premium towards Life Insurance, Personal Accident Insurance & Medical Insurance

ii.	Retirement benefits

iii.	Tax saving benefit plan or any other such plan applicable to the employees in US.

The administration cost of such plans shall be borne by the Company. This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr. Paul, Vice Chairman and Chief Executive Officer is concerned and interested in this resolution.

The Board of Directors recommends the passing of the proposed resolution.

ITEM NO. 8

In addition to the 2000 ADS Stock Option Plan, a new ADS Employee Stock Option Plan 2003 will be formulated in line with the guidelines issued by SEBI and other applicable laws. This plan will be used primarily to grant options with a flexible vesting period of stock options in cases of mergers & acquisitions of companies located abroad. The terms and conditions of this stock option plan are as under :

a.	The total number of Options to be granted under ADS Employee Stock Option Plan 2003 would be 1,500,000 ADSs.

b.	Employee ADS Stock Option Plan 2003 would be applicable to all the permanent employees of the Company as well as its subsidiary companies working in India or overseas or a Director of the Company whether executive or Non-Executive Director (other than promoter Directors).

c.	Subject to the minimum and maximum vesting periods of an option, the vesting period in respect of any optionee or a category of optionee shall be determined by the Compensation Committee of the Board of Directors of the Company from time to time.

d.	Subject to SEBI guidelines the minimum vesting period of an Option may be less than a period of 12 months from the date of grant of the option. The term of the option i.e. maximum vesting period of an Option shall not be more than a period of 10 years from the date of the grant of option.

e.	The exercise price of an option shall be as decided by the Administrator from time to time including at an exercise price equal to or less than the fair market value (which shall be calculated in accordance with the applicable law) on the date of grant.

f.	Fair market value means market price as defined by SEBI guidelines from time to time.

g.	The maximum quantum of option per optionee per year shall not exceed 10% of the total number of options under the plan.

h.	The options granted under the plan shall be exercisable at such times and under such conditions as determined by the Compensation Committee of the Board from time to time. The option shall be deemed exercised when the Company receives;

a.	written or electronic notice of exercise from the person entitled to exercise the Option

b.	full payment for the shares with respect to which the Option is exercised.

Options will become exercisable in part or whole. The unexercised portion of the option will continue to be available to the optionee or the nominee, for exercise, in case of specified circumstances such as death, disability, etc, as per the Plan.

i.	The appraisal process includes evaluation of an employee based on the following criteria for determining eligibility of the employees to be granted options;

(i)	Work related or academic performance of the employee

(ii)	Potential of the employee to contribute to Company’s performance

(iii)	Criticality of the employee

(iv)	The extent of contribution made by the employee towards business results, processes, customer satisfaction or employee satisfaction.

(v)	High market value/difficulty in replacement

(vi)	High risk of losing the employee to competition.

In the context of the above, the Company shall conform to the accounting policy specified by SEBI from time to time.

In case the ESOP is made available to the Directors of the Company (other than Promoter Directors), then such Directors may be deemed to be interested in this item of business.

The Board of Directors recommends the passing of the proposed resolutions.

By Order of the Board of Directors

Satish Menon

Corporate Vice President-Legal & Company Secretary

Registered Office :
Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : April 17, 2003

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